

FY18
RESULTS
FOR THE YEAR ENDED
30 JUNE 2018



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR   NYSE share code: HMY
ISIN: ZAE000015228

KEY FEATURES

- Embedding our safety culture through our various training and awareness campaigns
- Production guidance achieved for third consecutive year; produced 1.228Moz of gold at an all-in sustaining cost of R508 970/kg (US$1 231/oz)
- 8% increase in underground recovered grade (six consecutive years of increasing grade)
- Hidden Valley delivers re-investment plan on schedule and within budget
- Successful integration of Moab Khotsong operations
- 31% increase in SA underground resources
- 11.6% increase in SA underground reserves
- R1.8 billion (US$141 million) generated in cash flow through effective hedging strategy

		Year ended June 2018	Year ended June 2017	% Variance
Gold produced	– kg	38 193	33 836	13
	– oz	1 227 934	1 087 852	13
Cash operating costs	– R/kg	421 260	436 917	4
	– US$/oz	1 018	1 000	(2)
Gold sold	– kg	37 692	34 150	10
	– oz	1 211 826	1 097 944	10
Underground grade	– g/t	5.48	5.07	8
Total costs and capital[1]	– R/kg	499 028	510 006	2
	– US$/oz	1 207	1 167	(3)
All-in sustaining costs[2]	– R/kg	508 970	516 687	1
	– US$/oz	1 231	1 182	(4)
Gold price received	– R/kg	570 709	570 164	–
	– US$/oz	1 380	1 304	6
Production profit	– R million	5 356	4 452	20
	– US$ million	416	327	27
Basic earnings/(loss) per share	– SAc/s	(1 003)	82	>(100)
	– USc/s	(78)	4	>(100)
Headline earnings	– R million	763	1 306	(42)
	– US$ million	59	93	(37)
Headline earnings per share	– SAc/s	171	298	(43)
	– USc/s	13	21	(38)
Exchange rate	– R/US$	12.85	13.60	(6)

[1] Excludes investment capital for Hidden Valley
[2] Excludes share-based payment charge

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2018 will be available on our website (www.harmony.co.za/invest) on 25 October 2018. Mineral resource and reserve information as at 30 June 2018 is included in this report.

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2018 (post share placement on 5 June 2018)	500 251 751
Issued ordinary share capital at 30 June 2017	439 957 199
MARKET CAPITALISATION	
At 30 June 2018 (ZARm)	10 615
At 30 June 2018 (US$m)	774
At 30 June 2017 (ZARm)	9 538
At 30 June 2017 (US$m)	728
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 July 2017 – 30 June 2018) for ordinary shares	R28.80
12-month low (1 July 2017 – 30 June 2018) for ordinary shares	R19.24
12-month high (1 July 2017 – 30 June 2018) for ADRs	US$2.50
12-month low (1 July 2017 – 30 June 2018) for ADRs	US$1.52
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for year (1 July 2017 – 30 June 2018 closing prices)	R19.24 – R28.80
Average daily volume for the year (1 July 2017 – 30 June 2018)	1 678 662 shares
Range for the previous year (1 July 2016 – 30 June 2017 closing prices)	R20.68 – R66.65
Average daily volume for the previous year (1 July 2016 – 30 June 2017)	2 121 251 shares
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for year (1 July 2017 – 30 June 2018 closing prices)	US$1.52 – US$2.50
Average daily volume for the year (1 July 2017 – 30 June 2018)	3 933 313
Range for the previous year (1 July 2016 – 30 June 2017 closing prices)	US$1.59 – US$4.81
Average daily volume for the previous year (1 July 2016 – 30 June 2017)	5 257 929
Investors' calendar	
Release of Harmony's Integrated Annual Report of FY18	25 October 2018
Annual General Meeting	23 November 2018

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
M Msimang*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, KT Nondumo*^
VP Pillay*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
* Non-executive
** Executive
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: harmonyIR@harmony.co.za
Mobile: +27 82 759 1775
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 6020
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: 0860 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
*ADR: American Depositary Receipts

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface mining, the occurrence of labor disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 23 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff

Physical address:
Randfontein Office park
Corner of Main Reef Road and Ward Avenue
Randfontein
South Africa

Postal address:
PO Box 2
Randfontein
1760
South Africa

CONTENTS

Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 30 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job

Physical address:
Level 2
189 Coronation Drive
Milton, Queensland 4064
Australia

Postal address:
PO Box 1562
Milton, Queensland
4064
Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

HARMONY DELIVERS

Since joining Harmony as CEO in January 2016, the Harmony team has been committed to building a track record of delivery.

Production guidance was achieved for the third consecutive year in financial year 2018 (FY18).

The performance of the South African (SA) operations has been consistent. Increased flexibility or availability of stoping panels and fewer unplanned engineering stoppages due to focused asset management and maintenance have improved the predictability of our production performance. Our disciplined grade management approach has also been important in delivering on guidance and managing cost inflation.

Our growth aspiration to produce 1.5 million ounces and improve the quality of our asset portfolio was set out at the end of the financial year 2016 (FY16). Since, Harmony has invested in Hidden Valley and acquired Moab Khotsong in FY18. These operations will increase annual production by 450 000 to 500 000 ounces at an average life of mine all-in sustaining unit cost of below US$950/oz.

The successful hedging strategy has generated cash flow of R3.6 billion (US$276 million) since implementation, securing cash flow margins and enabling Harmony to repay debt and fund our quality growth strategy.

SAFETY

Safety at our operations is paramount and we recognise that more needs to be done in ensuring a safe working place for all our employees.

Sadly, we had 13 fatalities in FY18. I extend my personal, heartfelt condolences to their families, colleagues and friends.

Key aspects of our safety approach include:

- To stop significant unwanted events by focusing on critical control management
- Active leadership and promoting a proactive culture
- Culture transformation through continuous employee engagement, safety awareness and training and positive behaviour reinforcement
- Improving system monitoring and analysis to improve risk management

Doornkop achieved 3 million fatality free shifts on 24 February 2018. The Hidden Valley re-investment was delivered safely, with no fatalities and no lost time injuries reported during FY18.

On 17 August 2018 the Minerals Council of South Africa launched the National Day of Safety and Health in Mining 2018 campaign as part of its re-commitment to the shared goal of Zero Harm and ensuring that all employees can go to work in the knowledge that they will return home, every day, unharmed. Harmony is one of the Minerals Council's 66 members who will be hosting Safety and Health Days at each of our operations to recommit to and reaffirm the industry's commitment.

YEAR-ON-YEAR OPERATIONAL RESULTS (FY18)

Harmony's operations achieved gold production of 1.228 million ounces, exceeding annual production guidance of 1.18 million ounces. The South African operations recorded a 14% increase in gold production, of which Moab Khotsong produced 105 900 ounces (contributing 10% of the increase in SA gold production) for the four months the operation has been included in Harmony's asset portfolio (since 1 March 2018).

Underground recovered grade increased by 8% to 5.48g/t, the sixth consecutive year of increasing grade.

The Hidden Valley investment in the stage 5 and 6 cutback and related plant and processing upgrades was delivered on schedule and below budget (US$175 million (net) spent compared to net-investment planned of US$180 million). Commercial levels of production were achieved in the June 2018 production month. Stripping of the cutbacks will continue for the next three years to deliver an average life of mine all-in sustaining cost of below US$950/oz.

The performance from our SA operations is summarised below:

SA underground

- *Tshepong operations*: gold produced increased by 6%, mainly as a result of a 5% increase in recovered grade to 5.47g/t;
- *Bambanani*: gold produced increased by 3% as a result of the 2% increase in recovered grade to 12.11g/t and 1% increase in tonnes milled;
- *Joel*: gold produced decreased by 27%, due to a 18% decrease in recovered grade to 3.60g/t and 12% decrease in tonnes milled. The Joel decline project is nearing completion and development in the footwall areas has commenced. Development is expected to continue for 12 to 18 months, where after grades are expected to increase to reserve grade;
- *Doornkop*: gold produced increased by 28%, due to an 18% increase in recovered grade to 4.93g/t and a 9% increase in tonnes milled. Doornkop's excellent safety performance enhanced the performance of the operation in FY18;
- *Target 1*: gold produced increased by 7%, due to a 17% improvement in recovered grade to 4.2g/t, which offset the 9% decrease in tonnes milled. The operation improved on its FY17 performance, where production was hampered by unfavourable mining conditions in the higher grade areas;
- *Kusasalethu*: gold produced increased by 1% as a result of the 10% increase in tonnes milled, offsetting the 9% decrease in recovered grade to 6.61g/t. Encouraging development grades indicate that recovery grades are expected to improve in FY19;
- *Masimong*: gold produced increased by 3%, due to a 2% increase in recovered grade to 4.05g/t and 1% increase in tonnes milled;
- *Unisel*: gold produced decreased by 20%, due to a 16% decrease in recovered grade to 3.40g/t and a 5% decrease in tonnes milled. As reported in December 2017, mining of the Leader Reef was stopped to accelerate mining of the higher grade Basal Reef pillar areas. The operation was successfully restructured during the March 2018 quarter. An improved performance is expected from Unisel during FY19.

SA surface

- *Phoenix:* gold produced decreased by 20% as a result of the 11% decrease in tonnes milled, and 9% decrease in recovered grade to 0.124g/t;
- *Central Plant Reclamation:* The inaugural annual performance from the operation was successful. The operation produced 502kg (16 139oz), processed 3.8 million tonnes at an all-in sustaining cost of R420 016/kg (US$1 017/oz);
- *Waste rock dumps:* gold produced increased by 2% as a result of the 2% increase in recovered grade to 0.383g/t due to the higher grades of the Moab waste rock dumps processed;
- *Kalgold:* gold produced increased by 4% as a result of the 3% increase in tonnes milled, and 1% increase in recovered grade to 0.806g/t.

Production profit for FY18 increased by 20% to R5.356 billion (US$416 million), when compared to the R4.452 billion (US$327 million) recorded in FY17. This was mainly due to the inclusion of the Moab Khotsong operations from 1 March 2018, further demonstrating the quality of the operation. The overall improved operational performance of the South African operations contributed positively to the increased production profit.

In FY18, Harmony achieved an all-in sustaining unit cost of R508 970/kg (US$1 231/oz), beating annual guidance of R520 000/kg and the all-in sustaining unit cost of R516 687/kg (US$1 182/oz) reported for the June 2017 financial year.

Capital expenditure for FY18 increased by 16% to R4.280 billion (23% to US$333 million), of which R1.563 billion (US$121 million) was spent at Hidden Valley as planned. Capital expenditure for South African operations increased by 16% or R366 million (22% or US$38 million), mainly due to increased capital expenditure at the Tshepong operations related to improving ventilation and environmental conditions as well as increased ongoing development expenditure.

YEAR-ON-YEAR FINANCIAL RESULTS

Revenue

Revenue increased by 6% in FY18 to R20 359 million (12% to US$1 583 million), mainly due to the 6% increase in gold sold (excluding capitalised gold sales from Hidden Valley) with the inclusion of the Moab Khotsong operations from 1 March 2018.

The average gold price received in Rand terms (including the gold hedge realised) remained steady at R570 709/kg (FY17: R570 164/kg). In US$ terms, the average gold price received increased by 12% to US$1 380/oz due to the higher average US dollar gold price in FY18.

The Rand gold hedges, included as part of revenue realised gains of R1 197 million (US$93 million) in FY18 (realised gains of R728 million or US$54 million in FY17).

Impairment of assets

The life-of-mine plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates and operating and capital cost estimates. An impairment of R5.3 billion (US$386 million) was recorded at Harmony's Tshepong Operations, Target 1, Joel, Kusasalethu, Unisel, Masimong, Doornkop, and the Target North undeveloped property. The impairments were mainly driven by forecasted cost inflation and a subdued gold price of R535 000/kg ($1 250 at R/$13.30) applied in the life-of-mine plans and the resultant impact on margins. Furthermore, in the case of Target North and Doornkop, lower resource multiples were applied to estimate the value of the resources. The values per resource ounce have decreased substantially as a result of the low levels of merger and acquisition activity of resource companies in South Africa, and more specifically gold mining companies.

Refer to note 8 on page 24 for a detailed discussion on impairments recognised.

Net profit/(loss) for the year

The net loss for the year ended 30 June 2018 was R4 473 million (US$321 million), compared to a profit of R362 million (US$17 million) for the comparative period. The loss in FY18 is mainly attributable to the impairment recognised, translation loss of R669 million on US$ denominated debt at 30 June 2018 and lower derivative gains recognised in FY18 of R99 million (US$8 million) compared to R1 025 million (US$75 million) recognised in FY17.

Headline earnings

Headline earnings per share for FY18 amounted to 171 SA cents per share (13 US cents per share) compared with 298 SA cents per share (21 US cents) for FY17.

Accounting for the Moab Khotsong acquisition

Harmony acquired the Moab Khotsong operations and related infrastructure from AngloGold Ashanti Limited on 1 March 2018. Goodwill arising from the acquisition of R272 million (US$23 million) was recognised in intangible assets.

Refer to note 7 on page 23 for further details.

Borrowings

Borrowings as at 30 June 2018 include US$325 million drawn on Harmony's US$ facilities, R500 million drawn on the Nedbank Rand facility and the remaining US$50 million on the bridge facility raised for the Moab Khotsong transaction.

Refer to note 13 on page 28 for further details.

Net debt increased to R4 908 million (US$356 million) at the end of 30 June 2018 from R887 million (US$68 million) at the end of 30 June 2017. The increase in net debt is a result of Harmony's strategy to increase its quality ounces and by subsequently pursuing the investment in the Hidden Valley stage 5 and 6 cut back (which commenced in FY17) and the acquisition of Moab Khotsong during FY18.

Hedging activity

Realised gains from all hedging programmes amounted to R1 817 million (US$141 million) in FY18 (R1 705 million (US$129 million) in FY17). Management continue to top-up these programmes when the market presents attractive opportunities to do so.

Refer to notes 3 and 9 on pages 22 and 26 for further detail.

GROWING OUR MINERAL RESOURCES AND MINERAL RESERVES

The acquisition of Moab Khotsong contributed a 13% increase year on year in Harmony's attributable gold and gold equivalent mineral resources at 117.9Moz as declared at 30 June 2018. The total gold contained in the mineral resources at the South African operations represents 60% of our total resources, with the PNG operations representing 40% of Harmony's total gold and gold equivalent mineral resources.

Total attributable gold and gold equivalent mineral reserves amounted to 36.9Moz. Mineral reserves at our South African underground operations as at 30 June 2018 increased by 11.6% year on year to 10.1Moz with the underground reserve grade increasing from 5,61g/t to 6,02g/t. South African gold reserve ounces now represent 46% of our total gold reserves, whilst PNG gold and gold equivalent ounces represent 54%. See page 8 for our resources and reserves statement.

2018 WAGE NEGOTIATIONS

The 2018 round of wage negotiations in the gold sector began on 11 July 2018 between the Mineral Council South Africa (representing four gold mining companies) and the four trade unions: Association of Mine Workers and Construction Union (AMCU), National Union of Mine Workers (NUM), UASA and Solidarity. We believe the offer made to unions is credible and discussions are ongoing. Refer to www.goldwagenegotiations.co.za for more details.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER (CONTINUED)

WAFI-GOLPU UPDATE[1]

Engagement by the Wafi-Golpu Joint Venture (WGJV) with the PNG government on the application for a special mining lease (SML) for the Wafi-Golpu project is progressing well.

Key highlights in FY18 include:

- Updated feasibility study released on 19 March 2018, proposing a larger mine and increased production profile, resulting in a 33% increase in net present value to US$2.6 billion (applying a real discount rate of 8.5%).

- Updated proposal for development submitted to the PNG government on 20 March 2018.

- On 25 June 2018 the WGJV submitted an Environmental Impact Statement (EIS) for the Wafi-Golpu Project to the relevant Papua New Guinean regulatory authority, the Conservation and Environment Protection Agency (CEPA).

Permitting of the Wafi-Golpu project will continue to be a key focus area in FY19.

[1] All figures represented on a 100% basis. Harmony and Newcrest Mining Limited each currently own 50% of Wafi-Golpu through the Wafi-Golpu Joint Venture.

FY19 PRODUCTION AND COST GUIDANCE

In the next year, we plan to produce approximately 1.45Moz at an all-in sustaining cost of about R515 000/kg. We will continue our trajectory of operational excellence and meeting guidance in FY19.

IN CONCLUSION

Harmony's teams remain committed to delivering on our strategy to produce safe, profitable ounces and increasing margins. Key focus areas in FY19 will be safety, repaying debt, delivering on our operational plans and substantially progressing the permitting of the Wafi-Golpu project.

Peter Steenkamp
Chief executive officer

KEY FOCUS AREAS IN FY19

Strategy	Strategic pillars	Focus areas
Safe, profitable ounces and Increasing margins	**Operational excellence**	• Improve safety performance • Realise synergies of Moab Khotsong operations • Deliver on Hidden Valley plan
	Cash certainty	• Exceeding operational plans (generate free cash flow) • Focus on repaying debt • Continue hedging strategy
	Effective capital allocation	• Secure Wafi-Golpu permitting and funding • Evaluate organic growth opportunities

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2018

Harmony's statement of mineral resources and mineral reserves as at 30 June 2018 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.

This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be available on our website as from 21 August 2018 and published in the Integrated Report on 25 October 2018, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2018.

Harmony uses certain terms in the summary such as 'measured', 'indicated' and 'inferred' resources, which the United States' Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commission. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 25 October 2018.

Introduction

Harmony's strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony's growth journey entails acquiring higher grade assets. In FY17, Harmony invested in the life of mine extension at Hidden Valley and in FY18 acquired and integrated the higher grade Moab Khotsong operations.

Harmony – Total

The company's attributable gold and gold equivalent mineral resources are declared as 117.8Moz as at 30 June 2018, a 13.0% increase year on year from the 104.3Moz declared as at 30 June 2017. The total gold contained in the mineral resources at the South African operations represents 60% of the company total, with the PNG operations representing 40% of Harmony's total gold and gold equivalent mineral resources as at 30 June 2018. Harmony's attributable gold and gold equivalent mineral reserves amounts to 36.8Moz, a 0.3% increase from the 36.7Moz declared at 30 June 2017. The gold reserve ounces in South Africa represent 46%, while the PNG gold and gold equivalent ounces represent 54% of Harmony's total mineral reserves as at 30 June 2018.

South Africa

South African underground operations

The company's mineral resources at the South African underground operations as at 30 June 2018 are 61.3Moz (216.7Mt at 8.79g/t), an increase of 31% year on year from the 46.6Moz (159.4Mt at 9.10/t) declared as at 30 June 2017. This increase is due to resources added from the Moab Khotsong acquisition and resources added from the Kimberley Reef at Doornkop. The company's mineral reserves at the South African underground operations as at 30 June 2018 are 10.1Moz (52.4Mt at 6.02g/t), an increase of 11.6% year on year from the 9.1Moz (50.4Mt at 5.61g/t) declared as at 30 June 2017. The increase in ounces and grade is due to the reserves added from the Moab Khotsong acquisition.

South African surface operations, including Kalgold

The company's mineral resources at the South African surface operations as at 30 June 2018 are 9.4Moz (1 071Mt at 0.27g/t). There was an increase of 6.9% due to surface sources added from the Moab Khotsong acquisition. The company's mineral reserves at the South African surface operations as at 30 June 2018 are 6.8Moz (814.2Mt at 0.26g/t), a decrease of 5.6% due to depletion.

Papua New Guinea (PNG)

Papua New Guinea operations

The company's attributable gold and gold equivalent mineral resources at the PNG operations as at 30 June 2018 are 47.1Moz, a decrease of 3.5% year on year from the 48.8Moz declared as at 30 June 2017. This decrease is mainly due to depletion and the new commodity prices used affecting the gold equivalent ratio negatively. The company's gold and gold equivalent mineral reserves at the PNG operations as at 30 June 2018 are 19.9Moz, a decrease of 2.7% year on year from the 20.5Moz declared as at 30 June 2017.

> ## ASSUMPTIONS
>
> In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:
>
> - A gold price of US$1275/oz.
> - An exchange rate of R/US$13.42
> - The above parameters resulted in a rand gold price of R550 000/kg for the South African assets. The ore reserves were also tested at a gold price of R535 000/kg.
> - The Hidden Valley mine and the Golpu project used commodity prices of US$1275/oz Au, US$17.00/oz Ag, US$7.00/lb Mo and US$3.00/lb Cu at an exchange rate of US$0.76 per A$.
> - Gold equivalent ounces are calculated assuming US$1275/oz Au, US$3.00/lb Cu and US$17.00/oz Ag, and assuming a 100% recovery for all metals.

Independent review

Harmony's South African mineral resources and reserves at the Tshepong Operations, Surface Sources, and Target as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance to SAMREC.

Note: *Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz = million ounces.*

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES (CONTINUED) AS AT 30 JUNE 2018

Mineral resources: gold and gold equivalents	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA underground	66.3	8.33	17 741	80.0	9.21	23 684	70.4	8.76	19 840	216.7	8.79	61 265
SA surface incl Kalgold	276.9	0.30	2 634	732.0	0.26	6 142	61.9	0.32	635	1 070.8	0.27	9 411
Total South Africa	**343.2**		**20 375**	**812.0**		**29 827**	**132.3**		**20 475**	**1 287.5**		**70 676**
Hidden Valley	1.9	0.92	57	84.1	1.45	3 925	3.2	1.19	123	89.3	1.43	4 105
Wafi-Golpu system*	–	–	–	400.7	0.86	11 051	99.2	0.74	2 359	499.9	0.83	13 410
Kili Teke	–	–	–	–	–	–	237.0	0.24	1 810	237.0	0.24	1 810
Total Papua New Guinea	**1.9**		**57**	**484.9**		**14 977**	**339.3**		**4 292**	**826.1**		**19 326**
Total gold Resources	**345.1**		**20 432**	**1 296.9**		**44 803**	**471.6**		**24 767**	**2 113.6**		**90 002**
Hidden Valley – gold equivalent ounces	1.9		13	81.7		1 020	3.0		39	86.6		1 072
Wafi-Golpu – gold equivalent ounces*	–		–	344.0		19 365	87.8		3 213	431.8		22 578
Kili Teke – gold equivalent ounces	–		–	–		–	237.0		4 157	237.0		4 157
Total gold equivalent resources**	**1.9**		**13**	**425.7**		**20 385**	**327.7**		**7 410**	**755.4**		**27 807**
Total Harmony gold and gold equivalent resource**	**345.1**		**20 445**	**1 296.9**		**65 188**	**471.6**		**32 176**	**2 113.6**		**117 809**

Mineral resources: silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	1.9	19.61	1 193	81.7	27.50	72 256	3.0	29.21	2 791	86.6	27.38	76 240
	Measured			**Indicated**			**Inferred**			**Total**		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu*	–	–	–	344.0	1.09	8 232	67.9	0.85	1 273	411.9	1.05	9 505
Nambonga*	–	–	–	–	–	–	19.9	0.21	94	19.9	0.21	94
Kili Teke	–	–	–	–	–	–	237.0	0.34	1 767	237.0	0.34	1 767
Total	**–**	**–**	**–**	**344.0**	**1.09**	**8 232**	**324.8**	**0.44**	**3 133**	**668.8**	**0.77**	**11 365**

Mineral reserves: gold and gold equivalents	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA underground	37.5	6.14	7 400	14.9	5.72	2 739	52.4	6.02	10 139
SA surface incl Kalgold	180.6	0.31	1 795	633.6	0.24	4 984	814.2	0.26	6 779
Total South Africa	**218.0**		**9 195**	**648.5**		**7 723**	**866.6**		**16 918**
Hidden Valley	1.9	0.92	57	23.8	1.63	1 250	25.7	1.58	1 306
Wafi-Golpu system*	–	–	–	202.3	0.86	5 573	202.3	0.86	5 573
Total Papua New Guinea	**1.9**		**57**	**226.1**		**6 823**	**228.0**		**6 880**
Total gold reserves	**220.0**		**9 252**	**874.6**		**14 546**	**1 094.6**		**23 797**
Hidden Valley – gold equivalent ounces	1.9		17	23.3		340	25.2		357
Wafi-Golpu – gold equivalent ounces*	–		–	202.3		12 686	202.3		12 686
Total gold equivalent reserves**	**1.9**		**17**	**225.6**		**13 026**	**227.5**		**13 043**
Total Harmony gold and gold equivalent reserves**	**220.0**		**9 269**	**874.6**		**27 572**	**1 094.6**		**36 840**

Mineral reserves: silver and copper (used in equivalent calculations)	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	1.9	19.61	1 193	23.3	32.12	24 083	25.2	31.18	25 276
	Proved			**Probable**			**Total**		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu*	–	–	–	202.3	1.21	5 393	202.3	1.21	5 393

** Represents Harmony's equity portion of 50%.*

***In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.*

EXPLORATION

Our exploration strategy is to pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting ore reserve base. Key work streams underpinning the FY18 exploration program include:

- brownfield exploration at Hidden Valley and Kalgold to optimise existing open pit operations and extend mine life; and

- brownfield exploration at our underground operations in South Africa.

South Africa

B-Reef

High grade B Reef areas have been identified at Tshepong which will become part of the life of mine plan. B Reef exploration commenced at Phakisa during FY18.

Doornkop

The seismic survey and 3D modelling completed for Doornkop results in geological model that significantly improves the confidence in the structure of the ore body.

Kalgold

A total of 15 829m of drilling was completed for the Kalgold Phase 1 exploration programme. Drill results have been very encouraging and a mineral resource update and prefeasibility study to optimise the Kalgold operation based on the results of the exploration drilling is underway.

Target North

Three exploration boreholes are planned for FY19.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA

Private Bag X540, Silverton, 0127
Gauteng Province, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY

PO Box 61127, Marshalltown, 2107
Gauteng Province, South Africa
Telephone: +27 (011) 834 1273/7
Facsimile: +27 (011) 838 5923/8156
http://www.saimm.co.za/

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY

PO Box 660, Carlton South, Vic 3053
Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON

Harmony's South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In PNG, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
					South Africa				
					Underground production				
Ore milled	– t'000	Jun-18	**1 716**	**327**	**233**	**454**	**696**	**680**	**670**
		Jun-17	1 695	–	231	514	641	745	607
Yield	– g/tonne	Jun-18	**5,47**	**10,08**	**12,11**	**3,60**	**4,93**	**4,20**	**6,61**
		Jun-17	5,21	–	11,90	4,37	4,17	3,58	7,24
Gold produced	– kg	Jun-18	**9 394**	**3 296**	**2 821**	**1 635**	**3 429**	**2 854**	**4 429**
		Jun-17	8 828	–	2 750	2 246	2 673	2 669	4 394
Gold sold	– kg	Jun-18	**9 338**	**3 165**	**2 804**	**1 656**	**3 404**	**2 828**	**4 301**
		Jun-17	8 816	–	2 745	2 280	2 712	2 642	4 498
Gold price received	– R/kg	Jun-18	**577 058**	**528 387**	**576 398**	**576 023**	**575 077**	**576 316**	**577 313**
		Jun-17	574 165	–	574 227	573 986	572 494	570 091	572 376
Revenue	(R'000)	Jun-18	**5 388 567**	**1 672 345**	**1 616 221**	**953 894**	**1 957 562**	**1 629 821**	**2 483 024**
		Jun-17	5 061 837	–	1 576 252	1 308 688	1 552 605	1 506 180	2 574 548
Cash operating cost	(R'000)	Jun-18	**3 828 757**	**1 036 677**	**904 761**	**909 825**	**1 418 186**	**1 333 591**	**2 091 272**
		Jun-17	3 676 803	–	874 042	927 796	1 223 571	1 356 071	2 018 699
Inventory movement	(R'000)	Jun-18	**(30 197)**	**(84 193)**	**(8 740)**	**10 019**	**(7 176)**	**(15 190)**	**(65 234)**
		Jun-17	(5 027)	–	(3 245)	7 718	17 079	(11 105)	61 779
Operating costs	(R'000)	Jun-18	**3 798 560**	**952 484**	**896 021**	**919 844**	**1 411 010**	**1 318 401**	**2 026 038**
		Jun-17	3 671 776	–	870 797	935 514	1 240 650	1 344 966	2 080 478
Production profit	(R'000)	Jun-18	**1 590 007**	**719 861**	**720 200**	**34 050**	**546 552**	**311 420**	**456 986**
		Jun-17	1 390 061	–	705 455	373 174	311 955	161 214	494 070
Capital expenditure	(R'000)	Jun-18	**1 008 390**	**173 193**	**63 545**	**250 459**	**273 925**	**309 451**	**288 781**
		Jun-17	716 139	–	76 759	242 503	242 649	323 699	288 850
Cash operating costs	– R/kg	Jun-18	**407 575**	**314 526**	**320 724**	**556 468**	**413 586**	**467 271**	**472 177**
		Jun-17	416 493	–	317 833	413 088	457 752	508 082	459 422
	– R/tonne	Jun-18	**2 231**	**3 170**	**3 883**	**2 004**	**2 038**	**1 961**	**3 121**
		Jun-17	2 169	–	3 784	1 805	1 909	1 820	3 326
Cash operating cost and Capital[2]	– R/kg	Jun-18	**514 919**	**367 072**	**343 249**	**709 654**	**493 471**	**575 698**	**537 379**
		Jun-17	497 615	–	345 746	521 059	548 530	629 363	525 159
All-in sustaining cost	– R/kg	Jun-18	**514 537**	**420 286**	**360 462**	**661 921**	**508 065**	**582 200**	**554 302**
		Jun-17	507 368	–	357 025	477 484	562 907	651 833	541 247
Operating free cash flow margin[3]	%	Jun-18	**10**	**28**	**40**	**(22)**	**14**	**(1)**	**4**
		Jun-17	13	–	40	11	6	(12)	10

1 Ore milled for Hidden Valley includes 1 914 000 tonnes (Jun-17: 461 000t) that has been capitalised as part of pre-stripping of stages 5 and 6.
  Production for Hidden Valley includes gold produced of 2 068 kilograms (Jun-17: 364kg) and sold of 2 021 kilograms (Jun-17: 364kg)
  that has been capitalised.

2 Excludes investment capital for Hidden Valley of R1.471 billion (Jun-17: R1.239 billion).

3 Excludes run of mine costs for Kalgold (Jun-18: R3.082 million, Jun-17: -R0.254 million) and Hidden Valley (Jun-18: R8.283 million, Jun-17: R212.419 million) as
  well as Hidden Valley's investment capital as per note 2.

	Masimong	Unisel	Total Underground	Surface production					Total South Africa	Hidden Valley[1]	Total Harmony
				Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
	647	**376**	**5 799**	**5 962**	**3 810**	**2 821**	**1 550**	**14 143**	**19 942**	**2 499**	**22 441**
	640	394	5 467	6 729	–	2 810	1 506	11 045	16 512	2 889	19 401
	4,05	**3,40**	**5,48**	**0,124**	**0,132**	**0,383**	**0,806**	**0,252**	**1,77**	**1,36**	**1,76**
	3,97	4,05	5,07	0,136	–	0,375	0,800	0,288	1,87	1,07	1,77
	2 623	**1 280**	**31 761**	**737**	**502**	**1 081**	**1 250**	**3 570**	**35 331**	**2 862**	**38 193**
	2 538	1 595	27 693	918	–	1 055	1 205	3 178	30 871	2 965	33 836
	2 609	**1 272**	**31 377**	**739**	**508**	**1 074**	**1 231**	**3 552**	**34 929**	**2 763**	**37 692**
	2 539	1 590	27 822	932	–	1 064	1 213	3 209	31 031	3 119	34 150
	576 729	**576 222**	**571 727**	**537 547**	**576 829**	**567 737**	**576 630**	**565 838**	**571 128**	**550 956**	**570 709**
	571 870	575 650	573 193	549 777	–	572 172	573 010	565 984	572 447	544 442	570 164
	1 504 687	**732 955**	**17 939 076**	**397 247**	**293 029**	**609 750**	**709 832**	**2 009 858**	**19 948 934**	**408 809**	**20 357 743**
	1 451 978	915 284	15 947 372	512 392	–	608 791	695 061	1 816 244	17 763 616	1 499 938	19 263 554
	1 160 903	**773 518**	**13 457 490**	**326 142**	**191 328**	**449 688**	**565 456**	**1 532 614**	**14 990 104**	**227 900**	**15 218 004**
	1 115 342	838 543	12 030 867	363 974	–	458 624	556 754	1 379 352	13 410 219	1 214 270	14 624 489
	(6 723)	**(2 634)**	**(210 068)**	**575**	**3 536**	**(3 563)**	**(12 438)**	**(11 890)**	**(221 958)**	**6 007**	**(215 951)**
	(2 354)	(740)	64 105	8 067	–	8 591	7 408	24 066	88 171	99 196	187 367
	1 154 180	**770 884**	**13 247 422**	**326 717**	**194 864**	**446 125**	**553 018**	**1 520 724**	**14 768 146**	**233 907**	**15 002 053**
	1 112 988	837 803	12 094 972	372 041	–	467 215	564 162	1 403 418	13 498 390	1 313 466	14 811 856
	350 507	**(37 929)**	**4 691 654**	**70 530**	**98 165**	**163 625**	**156 814**	**489 134**	**5 180 788**	**174 902**	**5 355 690**
	338 990	77 481	3 852 400	140 351	–	141 576	130 899	412 826	4 265 226	186 472	4 451 698
	128 680	**84 711**	**2 581 135**	**3 075**	**22 318**	**2 529**	**107 644**	**135 566**	**2 716 701**	**1 563 355**	**4 280 056**
	119 160	77 864	2 087 623	5 129	156 104	6 745	95 573	263 551	2 351 174	1 334 534	3 685 708
	442 586	**604 311**	**423 711**	**442 526**	**381 131**	**415 993**	**452 365**	**429 304**	**424 276**	**287 028**	**421 260**
	439 457	525 732	434 437	396 486	–	434 715	462 037	434 031	434 395	466 847	436 917
	1 794	**2 057**	**2 321**	**55**	**50**	**159**	**365**	**108**	**752**	**390**	**741**
	1 743	2 128	2 201	54	–	163	370	125	812	500	772
	491 644	**670 491**	**504 979**	**446 699**	**425 590**	**418 332**	**538 480**	**467 277**	**501 169**	**403 747**	**499 028**
	486 407	574 550	509 822	402 073	–	441 108	541 350	516 961	510 557	503 475	510 006
	513 197	**678 436**	**516 420**	**446 268**	**420 016**	**417 462**	**552 032**	**470 458**	**509 878**	**466 256**	**508 970**
	500 938	591 913	518 940	404 685	–	445 451	558 731	476 431	514 333	543 186	516 687
	14	**(17)**	**11**	**17**	**27**	**26**	**5**	**17**	**11**	**24**	**11**
	15	–	11	28	–	24	6	10	11	27	12

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

| | | | | | South Africa | | | |
| | | | | | Underground production | | | |
	Year ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
Ore milled – t'000	Jun-18	**1 893**	**360**	**257**	**501**	**767**	**749**	**738**
	Jun-17	1 869	–	254	567	706	822	670
Yield – oz/ton	Jun-18	**0,160**	**0,294**	**0,353**	**0,105**	**0,144**	**0,123**	**0,193**
	Jun-17	0,152	–	0,348	0,127	0,122	0,104	0,211
Gold produced – oz	Jun-18	**302 026**	**105 969**	**90 698**	**52 566**	**110 245**	**91 758**	**142 395**
	Jun-17	283 827	–	88 415	72 211	85 939	85 809	141 270
Gold sold – oz	Jun-18	**300 223**	**101 757**	**90 151**	**53 242**	**109 440**	**90 922**	**138 281**
	Jun-17	283 439	–	88 253	73 303	87 193	84 942	144 614
Gold price received $/oz	Jun-18	**1 397**	**1 279**	**1 395**	**1 394**	**1 392**	**1 395**	**1 397**
	Jun-17	1 314	–	1 314	1 313	1 310	1 304	1 309
Revenue ($'000)	Jun-18	**419 350**	**130 146**	**125 778**	**74 234**	**152 342**	**126 836**	**193 234**
	Jun-17	372 325	–	115 942	96 261	114 202	110 788	189 372
Cash operating cost ($'000)	Jun-18	**297 962**	**80 677**	**70 411**	**70 805**	**110 366**	**103 783**	**162 747**
	Jun-17	270 449	–	64 291	68 244	90 000	99 746	148 487
Inventory movement ($'000)	Jun-18	**(2 350)**	**(6 552)**	**(680)**	**780**	**(558)**	**(1 182)**	**(5 077)**
	Jun-17	(370)	–	(239)	568	1 256	(817)	4 544
Operating costs ($'000)	Jun-18	**295 612**	**74 125**	**69 731**	**71 585**	**109 808**	**102 601**	**157 670**
	Jun-17	270 079	–	64 052	68 812	91 256	98 929	153 031
Production profit ($'000)	Jun-18	**123 738**	**56 021**	**56 047**	**2 649**	**42 534**	**24 235**	**35 564**
	Jun-17	102 246	–	51 890	27 449	22 946	11 859	36 341
Capital expenditure ($'000)	Jun-18	**78 475**	**13 478**	**4 945**	**19 491**	**21 317**	**24 082**	**22 474**
	Jun-17	52 677	–	5 646	17 836	17 848	23 809	21 247
Cash operating costs – $/oz	Jun-18	**987**	**761**	**776**	**1 347**	**1 001**	**1 131**	**1 143**
	Jun-17	953	–	727	945	1 047	1 162	1 051
– $/t	Jun-18	**157**	**224**	**274**	**141**	**144**	**139**	**221**
	Jun-17	145	–	253	120	127	121	222
Cash operating cost and Capital[2] – $/oz	Jun-18	**1 246**	**889**	**831**	**1 718**	**1 194**	**1 394**	**1 301**
	Jun-17	1 138	–	791	1 192	1 255	1 440	1 201
All-in sustaining cost – $/oz	Jun-18	**1 245**	**1 017**	**873**	**1 602**	**1 230**	**1 409**	**1 342**
	Jun-17	1 161	–	817	1 092	1 288	1 491	1 238
Operating free cash flow margin[3] %	Jun-18	**10**	**28**	**40**	**(22)**	**14**	**(1)**	**4**
	Jun-17	13	–	40	11	6	(12)	10

1 Ore milled for Hidden Valley includes 2 111 000 tons (Jun-17: 508 000t) that has been capitalised as part of pre-stripping of stages 5 and 6.
  Production for Hidden Valley includes gold produced of 66 499 ounces (Jun-17: 11 713oz) and sold of 64 976 ounces (Jun-17: 11 713oz)
  that has been capitalised.

2 Excludes investment capital for Hidden Valley of US$114 million (Jun-17: US$91 million).

3 Excludes run of mine costs for Kalgold (Jun-18: US$0.195 million, Jun-17: -US$0.102 million) and Hidden Valley (Jun-18: -US$0.13 million, Jun-17: US$nil)
  as well as Hidden Valley's investment capital as per note 2.

| | Masimong | Unisel | Total Underground | Surface production | | | | | Total South Africa | Hidden Valley[1] | Total Harmony |
				Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
	714	**415**	**6 394**	**6 575**	**4 201**	**3 110**	**1 709**	**15 595**	**21 989**	**2 757**	**24 746**
	706	436	6 030	7 420	–	3 099	1 660	12 179	18 209	3 186	21 395
	0,118	**0,099**	**0,160**	**0,004**	**0,004**	**0,011**	**0,024**	**0,007**	**0,052**	**0,039**	**0,051**
	0,116	0,118	0,148	0,004	–	0,011	0,023	0,008	0,055	0,031	0,052
	84 332	**41 152**	**1 021 141**	**23 695**	**16 139**	**34 755**	**40 189**	**114 778**	**1 135 919**	**92 015**	**1 227 934**
	81 599	51 280	890 350	29 515	–	33 918	38 742	102 175	992 525	95 327	1 087 852
	83 882	**40 896**	**1 008 794**	**23 759**	**16 333**	**34 530**	**39 577**	**114 199**	**1 122 993**	**88 833**	**1 211 826**
	81 631	51 120	894 495	29 964	–	34 208	38 999	103 171	997 666	100 278	1 097 944
	1 396	**1 395**	**1 384**	**1 301**	**1 396**	**1 374**	**1 396**	**1 370**	**1 382**	**1 283**	**1 380**
	1 308	1 317	1 311	1 258	–	1 309	1 311	1 295	1 310	1 246	1 304
	117 098	**57 040**	**1 396 058**	**30 915**	**22 804**	**47 452**	**55 241**	**156 412**	**1 552 470**	**30 617**	**1 583 087**
	106 801	67 324	1 173 015	37 689	–	44 780	51 125	133 594	1 306 609	110 328	1 416 937
	90 344	**60 197**	**1 047 292**	**25 381**	**14 890**	**34 996**	**44 005**	**119 272**	**1 166 564**	**17 062**	**1 183 626**
	82 040	61 680	884 937	26 772	–	33 734	40 953	101 459	986 396	89 315	1 075 711
	(523)	**(205)**	**(16 347)**	**45**	**275**	**(277)**	**(968)**	**(925)**	**(17 272)**	**436**	**(16 836)**
	(173)	(54)	4 715	593	–	632	545	1 770	6 485	7 296	13 781
	89 821	**59 992**	**1 030 945**	**25 426**	**15 165**	**34 719**	**43 037**	**118 347**	**1 149 292**	**17 498**	**1 166 790**
	81 867	61 626	889 652	27 365	–	34 366	41 498	103 229	992 881	96 611	1 089 492
	27 277	**(2 952)**	**365 113**	**5 489**	**7 639**	**12 733**	**12 204**	**38 065**	**403 178**	**13 119**	**416 297**
	24 934	5 698	283 363	10 324	–	10 414	9 627	30 365	313 728	13 717	327 445
	10 014	**6 592**	**200 868**	**239**	**1 737**	**197**	**8 377**	**10 550**	**211 418**	**121 404**	**332 822**
	8 764	5 727	153 554	377	11 482	496	7 030	19 385	172 939	98 162	271 101
	1 071	**1 463**	**1 026**	**1 071**	**923**	**1 007**	**1 095**	**1 039**	**1 027**	**669**	**1 018**
	1 005	1 203	994	907	–	995	1 057	993	994	1 068	1 000
	127	**145**	**164**	**4**	**4**	**11**	**26**	**8**	**53**	**26**	**52**
	116	141	147	4	–	11	25	8	54	33	52
	1 190	**1 623**	**1 222**	**1 081**	**1 030**	**1 013**	**1 303**	**1 131**	**1 213**	**941**	**1 207**
	1 113	1 314	1 166	920	–	1 009	1 239	1 183	1 168	1 152	1 167
	1 242	**1 642**	**1 250**	**1 080**	**1 017**	**1 010**	**1 336**	**1 139**	**1 234**	**1 094**	**1 231**
	1 146	1 354	1 187	926	–	1 019	1 278	1 090	1 177	1 241	1 182
	14	**(17)**	**11**	**17**	**27**	**26**	**5**	**17**	**11**	**24**	**11**
	15	–	11	28	–	24	6	10	11	27	12





FY18 RESULTS

RAND AND US$ RESULTS
FOR THE YEAR ENDED
30 JUNE 2018





CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Notes	30 June 2018 (Reviewed)	30 June 2017 (Audited)
		Year ended	
Revenue		**20 359**	19 264
Cost of sales	2	**(23 503)**	(19 639)
Production costs		**(14 991)**	(14 812)
Amortisation and depreciation		**(2 570)**	(2 519)
Impairment of assets		**(5 336)**	(1 718)
Other items		**(606)**	(590)
Gross loss		**(3 144)**	(375)
Corporate, administration and other expenditure		**(813)**	(517)
Exploration expenditure		**(135)**	(241)
Gain on derivatives	3	**99**	1 025
Other operating expenses	4	**(667)**	(886)
Operating loss		**(4 660)**	(994)
Gain on bargain purchase		**-**	848
Share of profit/(loss) of associates		**38**	(22)
Loss on liquidation of subsidiaries		**-**	(14)
Acquisition related costs	7	**(98)**	-
Investment income		**343**	268
Finance cost		**(330)**	(234)
Loss before taxation		**(4 707)**	(148)
Taxation	5	**234**	510
Current taxation		**(204)**	(488)
Deferred taxation		**438**	998
Net profit/(loss) for the year		**(4 473)**	362
Attributable to:			
Owners of the parent		**(4 473)**	362
Earnings/(loss) per ordinary share (cents)	6		
Basic earnings/(loss)		**(1 003)**	82
Diluted earnings/(loss)		**(1 004)**	79

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended 30 June 2018 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Boipelo Lekubo CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 21 August 2018. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 21).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Year ended 30 June 2018 (Reviewed)	30 June 2017 (Audited)
Net profit/(loss) for the year		(4 473)	362
Other comprehensive income/(loss) for the year, net of income tax		(660)	818
Items that may be reclassified subsequently to profit or loss:		(647)	821
Foreign exchange translation gain/(loss)		83	(322)
Remeasurement of Rand gold contracts	9		
Unrealised gain on Rand gold contracts		273	2 172
Released to revenue		(1 197)	(728)
Released to gains on derivatives		-	(16)
Deferred taxation thereon		194	(285)
Items that will not be reclassified to profit or loss:		(13)	(3)
Remeasurement of retirement benefit obligation			
Actuarial loss recognised during the period		(11)	(1)
Deferred taxation thereon		(2)	(2)
Total comprehensive income/(loss) for the year		**(5 133)**	**1 180**
Attributable to:			
Owners of the parent		(5 133)	1 180

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2018

Figures in million	Share capital	Accumulated loss	Other reserves	Total
Balance - 30 June 2017	28 336	(4 486)	5 441	29 291
Issue of shares[1]	1 004	-	-	1 004
Share-based payments	-	-	374	374
Net loss for the year	-	(4 473)	-	(4 473)
Other comprehensive loss for the year	-	-	(660)	(660)
Reclassification from other reserves	-	10	(10)	-
Dividends paid[2]	-	(154)	-	(154)
Balance - 30 June 2018 (Reviewed)	**29 340**	**(9 103)**	**5 145**	**25 382**
Balance - 30 June 2016	28 336	(4 409)	4 252	28 179
Share-based payments	-	-	371	371
Net profit for the year	-	362	-	362
Other comprehensive income for the year	-	-	818	818
Dividends paid[3]	-	(439)	-	(439)
Balance - 30 June 2017 (Audited)	28 336	(4 486)	5 441	29 291

[1] Includes the issue of 55 million shares in an accelerated bookbuild in June 2018. Refer to note 11 for further information.

[2] Dividend of 35 SA cents declared on 15 August 2017.

[3] Dividend of 50 SA cents declared on 15 August 2016 and dividend of 50 SA cents declared on 31 January 2017.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Notes	At 30 June 2018 (Reviewed)	At 30 June 2017 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	8	**31 001**	30 044
Intangible assets	8	**515**	603
Restricted cash		**77**	64
Restricted investments	7	**3 271**	2 658
Investments in associates		**84**	46
Trade and other receivables		**253**	185
Derivative financial instruments	9	**84**	306
Inventories		**46**	38
Other non-current assets		**11**	4
Total non-current assets		**35 342**	33 948
Current assets			
Inventories	10	**1 759**	1 127
Restricted cash		**38**	18
Trade and other receivables		**1 139**	1 003
Derivative financial instruments	9	**539**	1 541
Cash and cash equivalents		**706**	1 246
Total current assets		**4 181**	4 935
Total assets		**39 523**	38 883
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	11	**29 340**	28 336
Other reserves		**5 145**	5 441
Accumulated loss		**(9 103)**	(4 486)
Total equity		**25 382**	29 291
Non-current liabilities			
Deferred tax liabilities	5	**1 147**	1 702
Derivative financial instruments	9	**10**	-
Provision for environmental rehabilitation	7	**3 309**	2 638
Provision for silicosis settlement	12	**925**	917
Retirement benefit obligation		**186**	179
Trade and other payables		**41**	13
Borrowings	13	**4 924**	299
Total non-current liabilities		**10 542**	5 748
Current liabilities			
Borrowings	13	**690**	1 834
Derivative financial instruments	9	**205**	-
Trade and other payables		**2 704**	2 010
Total current liabilities		**3 599**	3 844
Total equity and liabilities		**39 523**	38 883

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Notes	30 June 2 018 (Reviewed)	30 June 2017 (Audited)
Cash flow from operating activities			
Cash generated by operations		**4 289**	4 346
Interest received		**82**	75
Interest paid		**(180)**	(79)
Income and mining taxes paid		**(307)**	(538)
Cash generated by operating activities		**3 884**	3 804
Cash flow from investing activities			
Increase in restricted cash		**(32)**	(1)
Decrease in amounts invested in restricted investments		**-**	7
Cash on acquisition of Hidden Valley		**-**	459
Consideration paid for the acquisition of Moab Khotsong operations		**(3 474)**	-
Proceeds from disposal of property, plant and equipment		**2**	42
Additions to property, plant and equipment	15	**(4 571)**	(3 890)
Cash utilised by investing activities		**(8 075)**	(3 383)
Cash flow from financing activities			
Borrowings raised	13	**6 937**	699
Borrowings repaid	13	**(4 063)**	(710)
Proceeds from the issue of shares[1]	11	**1 003**	-
Dividends paid		**(154)**	(439)
Cash generated/(utilised) by financing activities		**3 723**	(450)
Foreign currency translation adjustments		**(72)**	19
Net decrease in cash and cash equivalents		**(540)**	(10)
Cash and cash equivalents - beginning of year		**1 246**	1 256
Cash and cash equivalents - end of year		**706**	1 246

[1] Net of share issue costs of R50 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

1 Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2018 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The amendment to IAS 7, *Statement of Cash Flows* has been adopted with effect 1 July 2017 and had no impact on the results of the group (other than disclosure within the full financial statements) in the current period.

As of 1 July 2018, IFRS 9 *Financial Instruments* and IFRS 15 *Revenue from Contracts with Customers* will become effective for the group. The impact of these two standards are discussed below.

Impact of the adoption of IFRS 9 – *Financial Instruments*

This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, *Financial Instruments: Recognition and Measurement.* IFRS 9 has two measurement categories: amortised cost and fair value. The group has performed an assessment of the impact of the adoption of IFRS 9 based on its position at 30 June 2018.

Recognition and measurement

The group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets for the following reasons:
- The equity instruments that are currently classified as available-for-sale financial assets appear to satisfy the conditions for classification as at fair value through other comprehensive income and hence there will be no change to the accounting for these assets;
- A fair value through other comprehensive income (FVOCI) election is available for the equity instruments which are currently classified as available-for-sale;
- Equity investments currently measured at fair value through profit or loss (FVPL) will likely continue to be measured on the same basis under IFRS 9; and
- Debt instruments currently classified as held-to-maturity and measured at amortised cost appear to meet the conditions for classification at amortised cost under IFRS 9.

There will be no impact on the group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and currently the group's financial liabilities are all measured at amortised cost.

The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

Impairment

The impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The impact of the new impairment requirements is not expected to be material for the following reasons:
- The group does not generally carry significant assets that are subject to the new impairment requirements; and
- The group expects to make use of practical expedients when measuring expected credit losses on trade receivables.

Hedge accounting

The new hedge accounting rules will align the accounting for hedging instruments more closely with the group's risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. However, at this stage the group does not expect to identify any new hedge relationships. The group's existing hedge relationships appear to qualify as continuing hedges upon the adoption of IFRS 9. As a consequence, the group does not expect a significant impact on the accounting for its hedging relationships.

Disclosure

Extensive disclosures are required, including reconciliations from opening to closing amounts of the ECL provision, assumptions and inputs and a reconciliation on transition of the original classification categories under IAS 39 to the new classification categories in IFRS. These are expected to change the nature and extent of the group's disclosures about its financial instruments particularly in the year of the adoption of the new standard.

The group expects to apply the standard prospectively without restating any comparative figures. The difference between the carrying amount of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at the beginning of the annual reporting period that includes the date of initial application will be recognised directly in the opening balance of equity in the annual reporting period that includes the date of initial application.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

1 Accounting policies continued

Impact of the adoption of IFRS 15 – *Revenue from Contracts with Customers*
The group has performed an assessment of the impact of the adoption of IFRS 15 based on its position at 30 June 2018. Revenue is currently recognised when the goods are delivered and a certificate of sale is issued by the customer, which is taken to be the point in time at which the customer accepts the goods and the related risks and rewards of ownership transfer. Revenue is recognised at this point provided that the revenue and costs can be measured reliably, the recovery of the consideration is probable and there is no continuing management involvement with the goods.

Under IFRS 15, revenue will be recognised when a customer obtains control of the goods. The group expects that the certificate of sale will continue to drive revenue recognition as this is the point when control of the goods effectively transfers to the customer.

However, on adoption of IFRS 15, the group will disclose revenue from all contracts with customer, including by-products in revenue. Currently, revenue from by-products is disclosed as a credit to cost of sales. The change in classification will result in a consequential increase in costs of sales, and therefore will not have an impact on previously reported gross profit or loss.

The group expects to apply the standard retrospectively to each prior reporting period presented in accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors.*

If IFRS 15 was applied retrospectively from 1 July 2017 to the earliest comparative period presented, it is expected to have the following impact on revenue and cost of sales:

| | Year ended | |
| | 30 June 2018 (Reviewed) | 30 June 2017 (Reviewed) |
Figures in million		
Revenue	20 359	19 264
By-product revenue[1]	93	230
Revenue (restated)	**20 452**	**19 494**
% Change	**-**	**1%**
Cost of sales	23 503	19 639
By-product revenue[1]	93	230
Cost of sales (restated)	**23 596**	**19 869**
% Change	**-**	**1%**

[1] By product revenue relates to silver and uranium sales

2 Cost of sales

| | Year ended | |
| | 30 June 2018 (Reviewed) | 30 June 2017 (Audited) |
Figures in million		
Production costs - excluding royalty[1]	**14 840**	14 597
Royalty expense	**151**	215
Amortisation and depreciation	**2 570**	2 519
Impairment of assets[2]	**5 336**	1 718
Rehabilitation expenditure[3]	**69**	23
Care and maintenance cost of restructured shafts	**128**	109
Employment termination and restructuring costs[4]	**208**	74
Share-based payments	**244**	391
Other	**(43)**	(7)
Total cost of sales	**23 503**	19 639

[1] Production costs for 2018 include R1 billion related to Moab Khotsong operations. Production costs related to Hidden Valley were R1 billion lower than the comparative period. Refer to note 8 for further information.

[2] Impairments during the year are an outcome of forecast cost inflation as compared to a subdued gold price and the resultant impact on margins. Refer to note 8 for further information.

[3] Included in the total for 2018 is a credit of R27 million (2017: R109 million) relating to the change in estimate following the annual reassessment of the provision for environmental rehabilitation.

[4] The increase in 2018 relates to the extension of the voluntary severance programme.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

3 Gains on derivatives

Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortisation of day one gains and losses for hedging instruments and hedging ineffectiveness.

| | | Year ended | |
| | | 30 June 2018 (Reviewed) | 30 June 2017 (Audited) |
Figures in million			
Derivative gain[1]		**136**	1 103
Hedge ineffectiveness		**-**	16
Day one loss amortisation		**(37)**	(94)
Total gains on derivatives		**99**	1 025

[1] Relates primarily to the foreign exchange hedging contracts. Refer to note 9.

4 Other operating expenses

| | | Year ended | |
| | | 30 June 2018 (Reviewed) | 30 June 2017 (Audited) |
Figures in million			
Social investment expenditure		**73**	74
Profit on sale of property, plant and equipment		**(2)**	(42)
Loss on scrapping of property, plant and equipment		**1**	140
Foreign exchange translation loss/(gain)[2]		**682**	(194)
Silicosis settlement (reversal of provision)/provision	12	**(68)**	917
(Reversal of provision)/provision for ARM BEE loan[1]		**(43)**	13
Other operating expenses/(income)		**24**	(22)
Total other operating expenses		**667**	886

[1] The provision was reversed following an increase in African Rainbow Minerals (ARM) Limited's share price and dividends paid in the period between July 2017 and June 2018, which form part of the recoverability test at 30 June 2018.

[2] Refer to note 13 for the foreign exchange translation loss/(gain) on the US$ borrowings.

5 Taxation

The lower current taxation expense for the year ended 30 June 2018 compared to the previous year relates to a decrease in gains on derivatives and a foreign exchange translation loss compared to the comparative period.

The deferred tax credit for the year ended 30 June 2018 relates to a reversal of temporary differences on fixed assets as a result of the impairment. Contributing further to the deferred tax credit in the current and comparative period is a reduction in the weighted average deferred tax rates for most of the South African companies as a result of decreased profitability of the operations. The deferred tax rates for Freegold (consisting of Tshepong operations, Bambanani and Joel) decreased from 12.5% to 8.7% (2017: 20.0% to 12.5%) and for Randfontein (consisting of Doornkop and Kusasalethu) decreased from 3.8% to 1.8% (2017: 10.1% to 3.8%).

6 Earnings per ordinary share

| | Year ended | |
	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Weighted average number of shares (million)	**446**	438
Weighted average number of diluted shares (million)	**465**	459
Total earnings per share (cents):		
Basic earnings/(loss)	**(1 003)**	82
Diluted earnings/(loss)	**(1 004)**	79
Headline earnings	**171**	298
Diluted headline earnings	**163**	284

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

6 Earnings per ordinary share continued

| | Year ended | |
| | 30 June 2018 (Reviewed) | 30 June 2017 (Audited) |
Figures in million		
Reconciliation of headline earnings:		
Net profit/(loss)	**(4 473)**	362
Adjusted for:		
Impairment of assets	**5 336**	1 718
Taxation effect on impairment of assets	**(99)**	(26)
Profit on sale of property, plant and equipment	**(2)**	(42)
Taxation effect on profit on sale of property, plant and equipment	**-**	7
Loss on scrapping of property, plant and equipment	**1**	140
Taxation effect on loss on scrapping of property, plant and equipment	**-**	(19)
Gain on bargain purchase[1]	**-**	(848)
Loss on liquidation of subsidiary[1]	**-**	14
Headline earnings	**763**	1 306

[1] *There is no taxation effect on these items.*

7 Acquisition of Moab Khotsong

Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as gold-bearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AngloGold Ashanti Limited on a going concern basis. The addition of the Moab Khotsong operations will increase the group's production ounces, free cash flows and average underground gold recovery grade. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3 *Business Combinations.*

For the four months ended 30 June 2018, the Moab Khotsong operations contributed revenue of R1.7 billion and profit of R308 million to the group's results. If the acquisition had occurred on 1 July 2017, the group's unaudited consolidated revenue would have increased by a further R3.4 billion and unaudited consolidated profit would have increased by a further R603 million.

Consideration transferred
The cash consideration paid to acquire the Moab Khotsong operations amounted to R3 474 million (US$300 million).

Acquisition related costs
The group incurred acquisition related costs of R98 million on advisory and legal fees. These costs are recognised as acquisition related costs in the income statement.

Identifiable assets acquired and liabilities assumed
The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised. The values measured on a provisional basis include, *inter alia*, Property, plant and equipment, deferred tax and the finalisation of the effective date tax values.

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Moab Khotsong operations at post-tax real discount rates ranging between 8.20% and 11.30%, exchange rates ranging between R/US$11.86 and R/US$15.82, gold prices ranging between US$1 249/oz and US$1 302/oz and uranium prices ranging between US$30.44/lb and US$37.47/lb. The valuation was performed as at 1 March 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

7 Acquisition of Moab Khotsong continued

The fair values as at the effective date are as follows:

Figures in million	At 1 March 2018 (Reviewed)
Property, plant and equipment	3 723
Environmental rehabilitation trust funds	382
Inventories	72
Deferred tax liabilities	(77)
Provision for environmental rehabilitation	(663)
Retirement benefit obligation	(10)
KOSH deep groundwater pollution liability	(37)
Leave liabilities	(140)
Other payables	(48)
Total fair value of identifiable net assets acquired	**3 202**

Goodwill
Goodwill arising from the acquisition has been recognised as follows:

Figures in million	At 1 March 2018 (Reviewed)
Consideration paid	3 474
Fair value of identifiable assets	(3 202)
Goodwill	**272**

The goodwill has been provisionally allocated to the Moab Khotsong operations. The goodwill is attributable mainly to the skills and technical talent of the Moab Khotsong operations' work force and the synergies expected to be achieved from integrating the Moab Khotsong operations into the group's existing mining activities. None of the goodwill recognised is expected to be deductible for tax purposes.

8 Property, plant and equipment and intangible assets

(a) Acquisition of Moab Khotsong operations
Refer to note 7 for details on the property, plant and equipment acquired as part of the Moab Khotsong acquisition.

(b) Impairment of property, plant and equipment
The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and Doornkop's Kimberley reef resources. One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore impairment, is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Post-tax real discount rates ranging between 8.35% and 10.25% (2017: 8.98% and 11.92%), depending on the asset, were used to determine the recoverable amounts (fair value less costs to sell).

	Year ended	
	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Gold price (US$/oz)	1 250	1 200
Silver price (US$/oz)	17.00	17.00
Exchange rate (R/US$)	13.30	13.61
Exchange rate (PGK/US$)	3.17	3.16
Rand gold price (R/kg)	535 000	525 000

Values of US$25.00, US$8.00 and US$2.80 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, US$5.84 per ounce was used for indicated and inferred resources.

8 Property, plant and equipment and intangible assets continued

(b) Impairment of property, plant and equipment *continued*

The impairment of assets consists of the following:

	Year ended	
	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Figures in million		
Tshepong operations (a)	988	255
Joel (a)	160	-
Other Freegold assets (a)	174	-
Target 1 (b)	699	785
Unisel (c)	487	-
Masimong (c)	329	-
Other Harmony assets (c)	145	-
Kusasalethu (d)	579	678
Doornkop (e)	317	-
Target North (e)[1]	1 458	-
Total impairment	**5 336**	**1 718**

[1] *Target North has not been allocated to a segment. Refer to note 19 for further information.*

(a) Goodwill of R326 million was impaired on Tshepong operations which has a recoverable amount of R7.4 billion. Goodwill of R41 million was impaired on Joel which has a recoverable amount of R876 million. Other Freegold assets assessed have a recoverable amount of R187 million. The updated life-of-mine for Tshepong operations, Joel and other Freegold assets presented a marginal decrease in recovered grade.

(b) **Target 1** has a recoverable amount of R1.2 billion. Exploration drilling during the year resulted in lower grade estimates for certain blocks that had previously been included in the life-of-mine plan but have now subsequently been excluded.

(c) **Unisel** has a recoverable amount of R38 million. **Masimong** has a recoverable amount of R58 million and **other Harmony assets** have a recoverable amount of R249 million. The impairment at Unisel was driven by a reduced remaining life-of-mine and a focus on the higher grade Basal Reef, whilst the impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced resources footprint.

(d) **Kusasalethu** has a recoverable amount of R2.1 billion. The old mine at the operation was excluded in the FY19 life-of-mine plan.

(e) **Doornkop** has a recoverable amount of R2.7 billion. **Target North** has a recoverable amount of R3.7 billion.
The impairments of Doornkop and Target North are primarily as a result of a decrease in resource values. During the year, the resource multiples were reassessed in order to be reflective of current market conditions using multiples derived from past transactions with an adjustment for the gold price. The transactions were used to derive US$/oz multiples for resources. The resource per ounce values have decreased substantially as a result of the low levels of merger and acquisition activity influencing the marketability of resource companies in South Africa, and more specifically gold mining companies.

The recoverable amounts for these assets were determined on a fair value less costs to sell basis using assumptions above in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

8 Property, plant and equipment and intangible assets continued

Sensitivity analysis

A 10% decrease or increase in the gold price and resource values used (with all other variables held constant) would have resulted in the following impairment as at 30 June 2018:

	Year ended 30 June 2018	
Figures in million	**10% decrease**	**10% increase**
Unisel	525	433
Masimong	386	59
Doornkop	2 052	-
Kusasalethu	2 716	-
Bambanani	222	-
Tshepong operations	5 174	-
Joel	882	-
Moab Khotsong	1 636	-
Target 1	1 684	-
Target 3	141	-
Other mining assets	540	-
Target North	1 826	1 090
Hidden Valley	752	-

(c) Hidden Valley

Hidden Valley underwent a planned plant shutdown in order to upgrade processing infrastructure and simultaneously develop the stage 5 and 6 cut back. The planned shutdown commenced in August 2017 and production costs of R1 billion were capitalised to property, plant and equipment (PPE). Capitalisation of production costs ceased in June 2018 when commercial levels of production were achieved. A further R114 million of borrowing costs were capitalised to PPE during the year.

(d) Intangible assets

The movement in the net carrying value of goodwill within intangible assets is as follows:

	Year ended	
Figures in million	**30 June 2018 (Reviewed)**	30 June 2017 (Audited)
Opening balance	**591**	846
Acquisition of Moab Khotsong operations	**272**	-
Impairment - Tshepong operations	**(326)**	(255)
Impairment - Joel	**(41)**	-
Total Goodwill	**496**	591

9 Derivative financial instruments

Figures in million	**At 30 June 2018 (Reviewed)**	At 30 June 2017 (Audited)
Non-current	**74**	306
Rand gold forward sale contracts (a)	**60**	298
US$ commodity contracts (b)	**11**	8
Forward exchange hedging contracts (c)	**3**	**-**
Current	**334**	1 541
Rand gold forward sale contracts (a)	**410**	1 080
US$ commodity contracts (b)	**63**	12
Foreign exchange hedging contracts (c)	**(139)**	449
Total derivative financial instruments	**408**	1 847

9 Derivative financial instruments continued

(a) Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the year ended 30 June 2018, the contracts that matured realised a gain of R1 197 million (June 2017: R744 million), which has been included in revenue (June 2017: R728 million). There was no ineffective portion in the current year (June 2017: R16 million). The unamortised portion of the day one gain or loss amounted to R11 million on 30 June 2018 (June 2017: R34 million). The gains and losses from non-hedge accounted rand gold forward sale contracts are included in gains on derivatives.

(b) During May 2017, Harmony began a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to R35 million (June 2017: R20 million gain).

(c) Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to R113 million (June 2017: R1 082 million).

The following table shows the open position at the reporting date:

	FY19				FY20				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	
US$ZAR									
Zero cost collars									
US$m	94	53	45	60	-	-	-	-	252
Floor	14.09	14.14	13.14	13.09	-	-	-	-	13.69
Cap	15.09	15.08	13.80	13.77	-	-	-	-	14.54
Forward Contracts									
US$m	8	59	69	65	18	18	18	18	273
FEC	13.55	13.50	13.63	13.76	14.59	14.76	14.94	15.12	13.95
Total US$ZAR									
US$m	102	112	114	125	18	18	18	18	525
R/gold									
'000 oz	54	51	53	41	43	34	15	9	300
R'000/kg	697	621	630	614	622	643	631	655	639
US$/gold									
'000 oz	24	24	20	18	6	4	-	-	96
US$/oz	1 288	1 291	1 335	1 338	1 370	1 400	-	-	1 318
Total gold									
'000 oz	78	75	73	59	49	38	15	9	396
US$/silver									
'000 oz	240	240	90	90	90	-	-	-	750
Floor	17.10	17.10	17.30	17.30	17.40	-	-	-	17.19
Cap	18.10	18.10	18.30	18.30	18.40	-	-	-	18.19

Refer to note 14 for details on the fair value measurements.

10 Inventories

Current inventories include an increase of R241 million related to an increase of Hidden Valley's run of mine stock piles. In addition the balance at year end includes R101 million in stores and R48 million in gold stock as a result of the acquisition of the Moab Khotsong operations during the 2018 financial year. Refer to note 7 for details on the inventory acquired as part of the Moab Khotsong acquisition.

11 Share capital

Harmony conducted a placement of new ordinary shares to qualifying investors to raise up to R1.26 billion (US$100 million), which represented approximately 15 per cent of the group's existing issued ordinary share capital prior to the placement. The placement was conducted through an accelerated bookbuilding process.

The net proceeds of the placement were used to pay down part of the outstanding bridge loan raised for the acquisition of the Moab Khotsong operations.

During June 2018, a total of 55 055 050 new ordinary shares were placed with existing and new institutional investors at a price of R19.12 per share, raising gross proceeds of approximately R1.05 billion (US$82 million). Transaction costs of R50 million were incurred.

African Rainbow Minerals Limited (ARM) has agreed to subscribe for an additional 11 032 623 shares at R19.12 a share that will maintain its shareholding of 14.29% post the placement of shares. ARM's participation was subject to Harmony shareholder approval, which was obtained subsequent to year-end. Refer to note 20 for details on events subsequent to year end.

Additional share capital movements relate to shares issued as part of the group's employee share schemes.

12 Provision for silicosis settlement

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016.

A gold mining industry working group which includes Harmony (the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group engaged all stakeholders on these matters and on 3 May 2018, the working group announced that they have reached an agreement with the lawyers representing the claimants in the silicosis class action litigation. The settlement is subject to certain suspensive conditions, including the agreement being approved by the South Gauteng High Court.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. At 30 June 2018, management had estimated Harmony's share as R925 million (pre-tax). The time value of money recognised for the year ended 30 June 2018 is R76 million and the change in estimate is a gain of R68 million due to a change in the timing of expected cashflows.

13 Borrowings

During the year ended 30 June 2018:

- R300 million was repaid on the R1 billion Nedbank revolving credit facility (RCF) in September 2017. R500 million was drawn down on the same facility in April 2018.

- US$140 million (R1 847 million) was repaid on the US$250 million RCF in August 2017. On 28 July 2017, Harmony concluded an agreement for a new three-year syndicated facility of US$350 million (US$175 million term loan plus US$175 million RCF). The facility was negotiated on similar terms to the previous facility. US$175 million (R2 309 million) was drawn down on the term loan in August 2017. US$40 million (R547 million) was drawn down on the RCF during November 2017. A further $110 million (R1 271 million) was drawn down on the same facility in February 2018.

- On 18 October 2017, Harmony concluded an agreement for a new 12 month bridge loan of US$200 million. The facility was concluded with similar terms and covenants as the existing loan facilities. US$200 million (R2 310 million) was drawn down on the bridge loan in February 2018. US$50 million (R596 million) was repaid in April 2018 and a further US$100 million (R1 242 million) was repaid in June 2018. Refer to note 20 for details on transactions subsequent to year-end.

Figures in million	US$ bridge loan US dollar	US$ term loan US dollar	US$ RCF US dollar	Rand facility SA rand
Borrowings summary at 30 June 2018				
Facility	200	175	175	1 000
Drawn down	50	175	150	500
Undrawn committed borrowing facilities	-	-	25	500
Maturity	October 2018	July 2020	July 2020	February 2020
Interest rate	LIBOR + 2.5% - 3.00%	LIBOR + 3.15%	LIBOR + 3.00%	JIBAR + 3.15%

13 Borrowings continued

Moab Khotsong operations acquisition

US$100 million of the cash consideration was financed through the existing US$350 million syndicated facility and the remaining US$200 million was financed through a new US$200 million bridge loan. As a condition for obtaining the bridge loan, Harmony requested the covenant ratio of the tangible net worth to total net debt be relaxed from 6 times to 4 times for the duration of the loan. The request was granted. US$150 million was repaid on the bridge loan using proceeds from a share placement, the group's operating cash flows and undrawn debt facilities. For details on the share placement refer to note 11.

There were no breaches of the loan covenants for the 2018 and 2017 financial years.

The foreign exchange translation movements on the US$ loan are as follows:

| | Year ended | |
	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Figures in million		
Translation gain/(loss) on US$ borrowings	**(669)**	215
Rand/US$ exchange rate:		
Closing/spot	**13.81**	13.11
Average	**12.85**	13.60

14 Financial risk management activities

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. During 2016 Harmony started a foreign currency hedging programme in order to manage the foreign exchange risk. The limit currently set by the Board is approximately 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 9 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

Refer to note 9 and the fair value determination section below for further detail on these contracts.

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

14 Financial risk management activities continued

The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 30 June 2018 (Reviewed)	At 30 June 2017 (Audited)
Available-for-sale financial assets			
Investment in financial assets[1]	Level 3	8	4
Fair value through profit or loss financial assets			
Restricted investments[2]	Level 2	913	839
Derivative financial instruments[3]	Level 2	408	1 847

[1] Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds is held to maturity and therefore not disclosed here.

[3] The mark-to market remeasurement of the following contracts is derived from:
- **Forex hedging contracts** (zero cost collars and FECs): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve).
- **Rand gold hedging contracts** (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.
- **US$ gold hedging contracts** (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
- **Silver hedging contracts** (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

For all other financial instruments, fair value approximates carrying value.

15 Net additions to property, plant and equipment

	Year ended	
Figures in million	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Capital expenditure - operations	2 619	2 354
Additions resulting from development at Hidden Valley[1]	1 563	1 335
Capital and capitalised exploration and evaluation expenditure for Golpu	288	197
Additions resulting from stripping activities	98	77
Other	3	(73)
Net additions	**4 571**	3 890

[1] June 2018 includes expenditure of R2 609 million net of capitalised revenue of R1 046 million.

16 Commitments and contingencies

	At 30 June 2018 (Reviewed)	At 30 June 2017 (Audited)
Figures in million		
Capital expenditure commitments:		
Contracts for capital expenditure	273	369
Authorised by the directors but not contracted for	1 719	789
	1 992	1 158

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2017. There were no significant changes in contingencies since 30 June 2017.

FOR THE YEAR ENDED 30 JUNE 2018 (RAND)

17 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

(a) Movement in shares owned by directors/prescribed officers for year ended 30 June 2018:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	-	-	141 075
Beyers Nel (Chief Operating Officer: SA)[1]	-	-	24 933
Phillip Tobias (Chief Operating Officer: new business)[1]	-	-	31 166
Johannes van Heerden (Chief executive officer (South East Asia))	-	-	50 000

[1] These shares have been voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.

18 Segment report

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). As of 1 July 2017, Tshepong and Phakisa, previously two separate segments have been integrated. As a result, they now form one segment, Tshepong operations, and the results for the 2017 year have been re-presented for this change. The shafts have been integrated to take advantage of their close proximity, which allows for existing infrastructure to be optimised. From this date, the CODM has reviewed the single segment information.

The segment report follows on page 33.

19 Reconciliation of segment information to condensed consolidated income statements and balance sheets

The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report.

	Year ended	
Figures in million	30 June 2018 (Reviewed)	30 June 2017 (Audited)
Reconciliation of production profit to gross profit		
Total revenue per income statements	**20 359**	19 264
- Total segment revenue	20 358	19 264
- Revenue not included in segments	1	-
Total production costs as per income statements	**(14 991)**	(14 812)
- Total segment production costs	(15 002)	(14 812)
- Production cost adjustments not included in segments	11	-
Production profit	**5 368**	4 452
Amortisation and depreciation	**(2 570)**	(2 519)
Impairments of assets	**(5 336)**	(1 718)
Other items	**(606)**	(590)
Gross loss as per income statements[1]	**(3 144)**	(375)

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

19 Reconciliation of segment information to condensed consolidated income statements and balance sheets continued

Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**982**	1 234
Undeveloped property[1]	**3 681**	5 139
Other non-mining assets	**103**	177
Wafi-Golpu assets[2]	**2 137**	1 790
	6 903	8 340

[1] *Comprises Target North resources.*
[2] *This is an asset under development and disclosed separately from the group's segments.*

20 Subsequent events

(a) On 12 July 2018, shareholders approved the special resolution to issue 11 032 623 new ordinary shares to African Rainbow Minerals Limited at the placing price of R19.12 to raise a total of R211 million (US$16 million). The proceeds raised from the ARM Placing were to be used to repay part of the outstanding bridge loan raised for the acquisition of Moab Khotsong.

(b) On 18 July 2018, the remaining outstanding balance of US$50 million (R670 million) was repaid on the US$200 million bridge loan.

21 Review conclusion

These condensed consolidated financial statements for the year ended 30 June 2018 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review conclusion is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)(REVIEWED)

FOR THE YEAR ENDED 30 JUNE 2018

	Revenue 30 June (R million)		Production cost 30 June (R million)		Production profit/(loss) 30 June (R million)		Mining assets 30 June (R million)		Capital expenditure[#] 30 June (R million)		Kilograms produced* 30 June (kg)		Tonnes milled* 30 June (t'000)	
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Continuing operations														
South Africa														
Underground														
Tshepong operations[a]	5 389	5 062	3 799	3 671	1 590	1 391	8 078	8 466	1 008	717	9 394	8 828	1 716	1 695
Moab Khotsong	1 672	-	952	-	720	-	3 702	-	173	-	3 296	-	327	-
Bambanani	1 616	1 576	896	871	720	705	659	745	64	77	2 821	2 750	233	231
Joel	954	1 309	920	936	34	373	995	909	250	243	1 635	2 246	454	514
Doornkop	1 958	1 553	1 411	1 241	547	312	2 721	2 979	274	243	3 429	2 673	696	641
Target 1	1 630	1 506	1 318	1 345	312	161	1 260	2 021	309	324	2 854	2 669	680	745
Kusasalethu	2 483	2 575	2 026	2 080	457	495	2 151	2 846	289	289	4 429	4 394	670	607
Masimong	1 505	1 452	1 154	1 113	351	339	57	433	129	119	2 623	2 538	647	640
Unisel	733	915	771	838	(38)	77	38	529	85	78	1 280	1 595	376	394
Surface														
All other surface operations	2 009	1 816	1 521	1 404	488	412	553	486	136	261	3 570	3 178	14 143	11 045
Total South Africa	**19 949**	**17 764**	**14 768**	**13 499**	**5 181**	**4 265**	**20 214**	**19 414**	**2 717**	**2 351**	**35 331**	**30 871**	**19 942**	**16 512**
International														
Hidden Valley[b]	409	1 500	234	1 313	175	187	3 884	2 290	1 563	1 335	2 862	2 965	2 499	2 889
Total international	**409**	**1 500**	**234**	**1 313**	**175**	**187**	**3 884**	**2 290**	**1 563**	**1 335**	**2 862**	**2 965**	**2 499**	**2 889**
Total operations	**20 358**	**19 264**	**15 002**	**14 812**	**5 356**	**4 452**	**24 098**	**21 704**	**4 280**	**3 686**	**38 193**	**33 836**	**22 441**	**19 401**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)	1	-	(11)	-	12	-	6 903	8 340						
	20 359	**19 264**	**14 991**	**14 812**	**5 368**	**4 452**	**31 001**	**30 044**	**4 280**	**3 686**	**38 193**	**33 836**	**22 441**	**19 401**

[#] Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R288 million (2017: R197 million).

[a] Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong operations and have been treated as one segment for the 2018 financial year. June 2017 amounts have been re-presented as a result of the integration.

[b] Capital expenditure for the year 2018 comprises of expenditure of R2 609 million net of capitalised revenue of R1 046 million. Refer to note 8(c) for further information.

* Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
	30 June 2018	30 June 2017
Figures in million	**(Unaudited)**	(Audited)
Revenue	**1 584**	1 416
Cost of sales	**(1 800)**	(1 448)
Production costs	**(1 167)**	(1 089)
Impairment of assets	**(386)**	(131)
Amortisation and depreciation	**(200)**	(185)
Other items	**(47)**	(43)
Gross loss	**(216)**	(32)
Corporate, administration and other expenditure	**(63)**	(38)
Exploration expenditure	**(11)**	(18)
Gains on derivatives	**8**	75
Other operating expenses	**(53)**	(68)
Operating loss	**(335)**	(81)
Gain on bargain purchase	**-**	60
Loss on liquidation of subsidiaries	**-**	(1)
Acquisition related costs	**(8)**	-
Share of profit/(loss) of associate	**3**	(1)
Investment income	**27**	20
Finance cost	**(26)**	(17)
Loss before taxation	**(339)**	(20)
Taxation	**18**	37
Current taxation	**(16)**	(36)
Deferred taxation	**34**	73
Net profit/(loss) for the year	**(321)**	17
Attributable to:		
Owners of the parent	**(321)**	17
Earnings/(loss) per ordinary share (cents)		
Basic earnings/(loss)	**(78)**	4
Diluted earnings/(loss)	**(78)**	4

The currency conversion average rates for the year ended 30 June 2018: US$1 = R12.85 (30 June 2017: US$1 = R13.60).

The income statement for the year ended 30 June 2017 has been extracted from the 2017 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from the 2017 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates* , have not necessarily been applied in the translation of the US Dollar financial statements presented on page 34 to 38.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
	30 June 2018	30 June 2017
Figures in million	(Unaudited)	(Audited)
Net profit/(loss) for the year	(321)	17
Other comprehensive income/(loss) for the year, net of income tax	(51)	309
Items that may be reclassified subsequently to profit or loss:	(50)	309
Foreign exchange translation gain	7	225
Remeasurement of derivative instruments		
Unrealised gain on Rand gold contracts	21	160
Released to revenue	(93)	(54)
Released to gains on derivatives	-	(1)
Deferred taxation thereon	15	(21)
Items that will not be reclassified to profit or loss:	(1)	-
Remeasurement of retirement benefit obligation		
Actuarial loss recognised during the period	(1)	-
Total comprehensive income/(loss) for the year	**(372)**	**326**
Attributable to:		
Owners of the parent	(372)	326

The currency conversion average rates for the year ended 30 June 2018: US$1 = R12.85 (30 June 2017: US$1 = R13.60).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2018 (CONVENIENCE TRANSLATION)

Figures in million	Share capital	Accumulated loss	Other reserves	Total
Balance - 30 June 2017	2 052	(325)	394	2 121
Issue of shares[1]	73	-	-	73
Share-based payments	-	-	27	27
Net loss for the year	-	(321)	-	(321)
Other comprehensive income for the year	-	-	(51)	(51)
Reclassification from other reserves	-	1	(1)	-
Dividends paid[2]	-	(11)	-	(11)
Balance - 30 June 2018 (Unaudited)	**2 125**	**(656)**	**369**	**1 838**
Balance - 30 June 2016	4 036	(1 591)	(531)	2 149
Share-based payments	-	27	-	28
Net profit for the year	-	-	17	28
Other comprehensive loss for the year	-	309	-	62
Dividends paid[3]	-	-	(33)	(33)
Balance - 30 June 2017 (Audited)	4 036	(1 255)	(547)	2 234

[1] Relates to the issue of 55 million shares in an accelerated bookbuild in June 2018.

[2] Dividend of 35 SA cents declared on 15 August 2017.

[3] Dividend of 50 SA cents declared on 15 August 2016 and dividend of 50 SA cents declared on 31 January 2017.

The currency conversion closing rates for the year ended 30 June 2018: US$1 = R13.81 (30 June 2017: US$1 = R13.11).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2018 (Unaudited)	At 30 June 2017 (Audited)
ASSETS		
Non-current assets		
Property, plant and equipment	**2 245**	2 292
Intangible assets	**37**	46
Restricted cash	**6**	5
Restricted investments	**237**	203
Investments in associates	**6**	4
Trade and other receivables	**18**	14
Derivative financial instruments	**6**	24
Inventories	**3**	3
Other non-current assets	**1**	-
Total non-current assets	**2 559**	2 591
Current assets		
Inventories	**127**	86
Restricted cash	**3**	1
Trade and other receivables	**83**	76
Derivative financial instruments	**39**	117
Cash and cash equivalents	**51**	95
Total current assets	**303**	375
Total assets	**2 862**	2 966
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	**2 125**	4 036
Other reserves	**369**	(1 255)
Accumulated loss	**(656)**	(547)
Total equity	**1 838**	2 234
Non-current liabilities		
Deferred tax liabilities	**83**	130
Derivative financial instruments	**1**	-
Provision for environmental rehabilitation	**240**	201
Provision for silicosis settlement	**67**	70
Retirement benefit obligation	**13**	14
Trade and other payables	**2**	1
Borrowings	**357**	23
Total non-current liabilities	**763**	439
Current liabilities		
Borrowings	**50**	140
Derivative financial instruments	**15**	-
Trade and other payables	**196**	153
Total current liabilities	**261**	293
Total equity and liabilities	**2 862**	2 966

The balance sheet for 30 June 2018 converted at a conversion rate of US$1 = R13.81 (30 June 2017: US$1 = R13.11).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended	
	30 June 2018 (Unaudited)	30 June 2017 (Audited)
Cash flow from operating activities		
Cash generated by operations	**334**	320
Interest and dividends received	**6**	6
Interest paid	**(14)**	(6)
Income and mining taxes paid	**(24)**	(40)
Cash generated by operating activities	**302**	280
Cash flow from investing activities		
(Increase)/decrease in restricted cash	**(2)**	-
Decrease in amounts invested in restricted investments	**-**	1
Cash on acquisition of Hidden Valley	**-**	33
Consideration paid for the acquisition of Moab Khotsong operations	**(300)**	-
Proceeds from disposal of property, plant and equipment	**-**	3
Net additions to property, plant and equipment	**(356)**	(286)
Cash utilised by investing activities	**(658)**	(249)
Cash flow from financing activities		
Borrowings raised	**540**	54
Borrowings repaid	**(316)**	(50)
Issue of shares	**78**	-
Dividends paid	**(12)**	(33)
Cash utilised by financing activities	**290**	(29)
Foreign currency translation adjustments	**22**	8
Net increase/(decrease) in cash and cash equivalents	**(44)**	10
Cash and cash equivalents - beginning of year	**95**	85
Cash and cash equivalents - end of year	**51**	95

The currency conversion average rates for the year ended 30 June 2018: US$1 = R12.85 (30 June 2017: US$1 = R13.60).

Closing balance translated at closing rates of US$1 = R13.81 (30 June 2017: US$1 = R13.11).

The cash flow statement for the year ended 30 June 2017 has been extracted from the 2017 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2018 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue 30 June (US$ million)		Production cost 30 June (US$ million)		Production profit/(loss) 30 June (US$ million)		Mining assets 30 June (US$ million)		Capital expenditure[#] 30 June (US$ million)		Ounces produced* 30 June (oz)		Tons milled* 30 June (t'000)	
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
South Africa														
Underground														
Tshepong operations[(a)]	419	372	296	270	123	102	585	645	78	52	302 026	283 827	1 893	1 869
Moab Khotsong	130	-	74	-	56	-	268	-	13	-	105 969	-	360	-
Bambanani	126	116	70	64	56	52	48	57	5	6	90 698	88 415	257	254
Joel	74	96	72	69	2	27	72	69	19	18	52 566	72 211	501	567
Doornkop	152	114	110	91	42	23	197	227	21	18	110 245	85 939	767	706
Target 1	127	111	103	99	24	12	91	154	24	24	91 758	85 809	749	822
Kusasalethu	193	189	158	153	35	36	156	217	22	21	142 395	141 270	738	670
Masimong	117	107	90	82	27	25	4	33	10	9	84 332	81 599	714	706
Unisel	57	67	60	62	(3)	5	3	40	7	6	41 152	51 280	415	436
Surface														
All other surface operations	157	135	116	103	41	32	40	37	12	19	114 778	102 175	15 595	12 179
Total South Africa	**1 552**	**1 307**	**1 149**	**993**	**403**	**314**	**1 464**	**1 479**	**211**	**173**	**1 135 919**	**992 525**	**21 989**	**18 209**
International														
Hidden Valley[(b)]	32	110	18	97	14	13	281	175	122	98	92 015	95 327	2 757	3 186
Total international	**32**	**110**	**18**	**97**	**14**	**13**	**281**	**175**	**122**	**98**	**92 015**	**95 327**	**2 757**	**3 186**
Total operations	**1 584**	**1 417**	**1 167**	**1 090**	**417**	**327**	**1 745**	**1 654**	**333**	**271**	**1 227 934**	**1 087 852**	**24 746**	**21 395**

[#] Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$22 million (2017: US$14 million).

(a) Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong operations and have been treated as one segment for the 2018 financial year. June 2017 amounts have been re-presented as a result of the integration.

(b) Capital expenditure comprises of expenditure of US$203 million net of capitalised revenue of US$81 million.

DEVELOPMENT RESULTS

FOR THE YEAR ENDED 30 JUNE 2018

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	800	764	8.62	164.71	1 420
B Reef	423	410	147.71	12.39	1 831
All Reefs	**1 223**	**1 174**	**57.19**	**27.33**	**1 563**
Phakisa					
Basal	1 935	1 952	44.59	27.48	1 225
All Reefs	**1 935**	**1 952**	**44.59**	**27.48**	**1 225**
Doornkop					
Main Reef	–	171	209.79	0.89	187
South Reef	1 478	1 506	68.51	15.48	1 061
All Reefs	**1 478**	**1 677**	**82.91**	**11.72**	**972**
Kusasalethu					
VCR Reef	776	668	64.55	23.33	1 506
All Reefs	**776**	**668**	**64.55**	**23.33**	**1 506**
Target 1					
Elsburg	431	228	289.07	2.50	723
All Reefs	**431**	**228**	**289.07**	**2.50**	**723**
Masimong 5					
Basal	1 232	996	69.24	14.86	1 029
B Reef	835	963	88.12	30.23	2 664
All Reefs	**2 067**	**1 959**	**78.52**	**23.34**	**1 833**
Unisel					
Basal	1 079	906	190.87	6.60	1 260
Leader	190	164	200.38	6.29	1 261
Middle	56	16	11.00	11.93	131
All Reefs	**1 325**	**1 086**	**189.65**	**6.56**	**1 243**
Joel					
Beatrix	1 704	1 716	132.50	7.57	1 004
All Reefs	**1 704**	**1 716**	**132.50**	**7.57**	**1 004**
Moab Khotsong					
Vaal Reef	366	316	92.70	32.24	2 155
All Reefs	**366**	**316**	**92.70**	**32.24**	**2 155**
Total Harmony					
Basal	5 046	4 618	72.65	16.82	1 222
Beatrix	1 704	1 716	132.50	7.57	1 004
Leader	190	164	200.38	6.29	1 261
B Reef	1 258	1 373	105.91	22.80	2 415
Middle	56	16	11.00	11.93	131
Elsburg	431	228	289.07	2.50	723
Vaal Reef	366	316	92.70	32.24	2 155
South Reef	1 478	1 506	68.51	15.48	1 061
VCR	776	668	64.55	23.33	1 506
Main Reef	–	171	209.79	0.89	187
All Reefs	**11 305**	**10 776**	**94.54**	**14.11**	**1 334**

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	2 624	2 507	3.00	5.43	16
B Reef	1 388	1 345	58.00	0.36	21
All Reefs	**4 013**	**3 852**	**23.00**	**0.78**	**18**
Phakisa					
Basal	6 350	6 404	18.00	0.78	14
All Reefs	**6 350**	**6 404**	**18.00**	**0.78**	**14**
Doornkop					
Main Reef	–	561	83.00	0.03	2
South Reef	4 849	4 941	27.00	0.45	12
All Reefs	**4 849**	**5 502**	**33.00**	**0.34**	**11**
Kusasalethu					
VCR Reef	2 545	2 192	25.00	0.69	17
All Reefs	**2 545**	**2 192**	**25.00**	**0.69**	**17**
Target 1					
Elsburg	1 414	748	114.00	0.07	8
All Reefs	**1 414**	**748**	**114.00**	**0.07**	**8**
Masimong 5					
Basal	4 040	3 268	27.00	0.44	12
B Reef	2 740	3 159	35.00	0.87	31
All Reefs	**6 780**	**6 427**	**31.00**	**0.68**	**21**
Unisel					
Basal	3 540	2 972	75.00	0.19	14
Leader	624	538	79.00	0.18	14
Middle	184	52	4.00	0.38	2
All Reefs	**4 348**	**3 562**	**75.00**	**0.19**	**14**
Joel					
Beatrix	5 589	5 630	52.00	0.22	12
All Reefs	**5 589**	**5 630**	**52.00**	**0.22**	**12**
Moab Khotsong					
Vaal Reef	1 202	1 037	36.00	0.69	25
All Reefs	**1 202**	**1 037**	**36.00**	**0.69**	**25**
Total Harmony					
Basal	16 555	15 151	29.00	0.48	14
Beatrix	5 589	5 630	52.00	0.22	12
Leader	624	538	79.00	0.18	14
B Reef	4 128	4 505	42.00	0.66	28
Middle	184	52	4.00	0.38	2
Elsburg	1 414	748	114.00	0.07	8
Vaal Reef	1 202	1 037	36.00	0.69	25
South Reef	4 849	4 941	27.00	0.45	12
VCR	2 545	2 192	25.00	0.69	17
Main Reef	–	561	83.00	0.03	2
All Reefs	**37 091**	**35 354**	**37.00**	**0.41**	**15**





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